SE(IISSION

13025459

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-41401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDK, Inc. c/o Citco Fund Services (USA) Inc. Administrator

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Plaza 10, 3 Second Street, 6th Floor
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kelly (441) 494-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 28 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/24/13

KW 7/5

OATH OR AFFIRMATION

I, Joseph Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDK, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

at Glasgow 19th June 2013

Signature

Vice President & Treasurer

Title

Notary Public

DRUMMOND MILLER LLP
SOLICITORS & ESTATE AGENTS
65 BATH STREET
GLASGOW G2 2DD
0141 332 0086
DX GW 512813 LP10 GLASGOW 1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

GDK, Inc.

December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
GDK, Inc.

We have audited the accompanying statement of financial condition of GDK, Inc. (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GDK, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2013
except for Note 7, as to which the date is
June 11, 2013

GDK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012
(In thousands of U.S. dollars, except share amounts)

Assets		
Cash and cash equivalents	$	596
Due from brokers, net		1,494,025
Securities owned, at market or fair value (cost of $2,580,640)		2,632,104
Dividends receivable (net of withholding tax of $246)		1,865
Other assets		92
Total assets	$	4,128,682
Liabilities and Shareholder's equity		
Securities sold, not yet purchased, at market or fair value (proceeds of $2,562,121)	$	2,628,036
Interest and dividends payable		6,303
Management fees payable		1,238
Floor brokerage fee payable		450
Accrued expenses and other liabilities		107
Total liabilities		2,636,134
Shareholder's equity ($.10 par value; 150,000 common shares authorized, 3,706.20 Class A shares and 637.87 Class B shares issued and outstanding)		1,492,548
Total liabilities and Shareholder's equity	$	4,128,682

The accompanying notes are an integral part of this statement of financial condition.

GDK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

1. Organization

GDK, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission ("SEC") of the United States and a member of the Chicago Stock Exchange, commenced operations in July 1989. The Company, a British Virgin Islands corporation, maintains its principal office in Bermuda and primarily trades equities that are listed on U.S. exchanges exclusively for its own account.

The Company is wholly owned by A.R.T. International Holdings (BVI) Ltd., a British Virgin Islands business company ("A.R.T. Holdings"). A.R.T. Holdings is controlled by its directors who have delegated authority over the investment and trading activities of A.R.T. Holdings to its trading advisor, A.R.T. Advisors, LLC, a Delaware, U.S.A. limited liability company ("A.R.T. Advisors"). Effective January 1, 2012, Caxton Alternative Management L.P., a Delaware U.S.A. limited partnership ("CAM") replaced Caxton Associates, L.P. ("Caxton") in the administrative and accounting services agreement and CAM, directly or indirectly through Caxton, provides A.R.T. Advisors with office space and accounting, administrative and other facilities and services, including daily back-office processing support.

As of October 1, 2012, the Company terminated its administration agreement with International Fund Services (Ireland) Limited. Effective October 1, 2012, the Company retained the services of Citco Fund Services (Cayman Islands) Limited (the "Administrator") as the administrator, share registrar and transfer agent.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars. Preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates used in preparing this statement of financial condition are reasonable. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

Cash Equivalents

Cash equivalents may include money market accounts, overnight funds, time deposits, commercial paper and U.S. treasury bills with a maturity of 3 months or less at the time of purchase which are carried at cost plus accrued interest, which approximates fair value. At December 31, 2012, cash and cash equivalents primarily consists of cash held at one financial institution.

Valuation of Trading Positions

Trading positions of the Company are valued at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations and pricing models. Pricing models consider the time value, volatility and other economic factors of the financial instruments. The fluctuations in the fair value of trading positions resulting in changes in unrealized profit or loss are reflected in the shareholder's equity on the statement of financial condition.

Trading positions, which include securities owned and securities sold, not yet purchased, are accounted for on a trade date basis. Dividends, including those on securities sold, not yet purchased, are recognized on the ex-dividend date, net of applicable withholding taxes. Interest income and expense are accrued as earned or incurred.

Subsequent market fluctuations of securities sold, not yet purchased, may require purchasing the securities at prices which differ from the values reflected on the statement of financial condition.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company is required to disclose its assets and liabilities measured at fair value in accordance with a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market the most advantageous market for the investment or liability. There is a three tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below:

Level 1 — Valuations are based on quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of assets and liabilities valued based on quoted market prices in active markets and categorized by the Company as Level 1 within the fair value hierarchy generally include equities listed in active markets, US government and corporate securities, and listed derivatives.

Level 2 — Valuations are based on other observable inputs, including but not limited to:

- Quoted prices for similar assets or liabilities in active markets
- Inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals)

The types of assets and liabilities that trade in markets that are considered to be active, but are not valued based on quoted market prices, broker or dealer quotations in active markets, or alternative pricing sources with reasonable levels of price transparency for such assets or liabilities, include instruments such as interest rate swaps, foreign exchange forwards and options, commodity forwards and options, non US government and corporate securities, credit derivatives and other types of liquid derivatives. Level 2 derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives or other OTC derivative contracts.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 3 — Valuations are based on the Company's assumptions that it believes market participants would use in pricing the asset or liability. Level 3 inputs are based on the best information available in the circumstances, which may include indirect correlation to a market value, combinations of market values, the Company's proprietary data or external pricing services. Level 3 inputs generally include information derived through extrapolation or interpolation of observable market data and primarily consist of private investments.

The fair value measurements of assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company recognizes transfers between levels in the fair value hierarchy at the date of the event that caused the transfer.

Commissions and Soft Dollar Arrangements

Commission expenses are recognized upon the execution of the trade.

In exchange for the direction of commission dollars to certain brokers, A.R.T. Advisors may generate credits or "soft dollars." A.R.T. Advisors will have the option to use these soft dollars generated by the Company to pay for research related products and services. Section 28 (e) of the U.S. Securities Exchange Act of 1934, as amended, provides a "safe harbor" to trading advisors who use soft dollars generated by their advised accounts to obtain investment research and brokerage services that provide lawful and appropriate assistance to the advisor in the performance of investment decision-making responsibilities. The Company received soft dollar credits of approximately $2.8 million for the year ended December 31, 2012.

The Company does not apply any rigid formula for selecting brokers or dealers to effect transactions, nor does it have fixed internal brokerage procedures designating specific percentages of brokerage commissions to particular brokerage firms. The Company is authorized to incur higher prices for the purchase of securities from, or accept lower prices for the sale of securities to, brokerage firms that provide it with investment and research information or to pay higher commissions to such firms if the Company determines such prices or commissions are reasonable in relation to the overall services provided by such brokerage firms.

2. Significant Accounting Policies (continued)

Income Taxes

Under GAAP, the Company is required to account for uncertainty in income taxes. GAAP discusses how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. It requires that tax expense be recorded in the current period for tax positions which are deemed to not meet a "more-likely-than not" threshold of being sustained by the applicable tax authority. No liabilities for uncertain tax positions were recorded by the Company as of December 31, 2012.

The Company is not subject to U.S. Federal, state, or local income taxes. Interest, dividends, and other income earned by the Company from U.S. and non-U.S. sources and capital gains earned on the sale of securities of U.S. and non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. No provision is made in the accompanying financial statements for U.S. Federal, state, local, or foreign income taxes other than withholding taxes on certain dividends earned by the Company from U.S. and non-U.S. sources.

A.R.T. Holdings files tax returns in the United States which include the Company. In the normal course of business, the Company or A.R.T. Holdings may be subject to examination by Federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2012, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2009 through the year ended December 31, 2012.

The Company recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense in the statement of operations. For the year ended December 31, 2012, the Company did not incur any interest or penalties.

3. Due From Brokers, Securities Owned & Securities Sold, Not Yet Purchased

At December 31, 2012, the amount due from brokers, securities owned, and securities sold, not yet purchased, were substantially held at a single major financial institution. Substantially all securities owned and securities sold, not yet purchased, at December 31, 2012 are publicly traded U.S. equities. No single long or short position exceeded 10% of shareholder's equity at December 31, 2012.

3. Due From Brokers, Securities Owned & Securities Sold, Not Yet Purchased (continued)

The following is a summary by level of the Company's financial investments carried at fair value as of December 31, 2012:

(In 000's)	Assets as of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Securities owned at market or fair value				
Common stock	$ 2,632,104	$ –	$ –	$ 2,632,104
Total assets	$ 2,632,104	$ –	$ –	$ 2,632,104

(In 000's)	Liabilities as of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Liabilities				
Securities sold, not yet purchased at market or fair value				
Common stock	$ 2,628,034	$ –	$ –	$ 2,628,034
Corporate bonds	–	2	–	2
Total liabilities	$ 2,628,034	$ 2	$ –	$ 2,628,036

For the year ended December 31, 2012, there were no transfers between Level 1 and Level 2 nor were there any transfers into or out of Level 3.

At December 31, 2012, due from brokers in the statement of financial condition includes the following:

(In 000's)	**Due from brokers**
Cash at brokers, net	$ 1,488,202
Transactions pending settlement	5,823
Due from brokers, net	$ 1,494,025

3. Due From Brokers, Securities Owned & Securities Sold, Not Yet Purchased (continued)

Cash at the brokers, in the amount of $2.6 billion, related to securities sold, not yet purchased, is restricted until the securities are purchased. This amount is netted with $1.1 billion in margin loans secured by securities owned on the statement of assets and liabilities. Securities sold, not yet purchased, are also collateralized by the Company's securities owned. Interest on debit and credit balances is paid based on the broker's institutional rate.

Margin requirements at December 31, 2012 of approximately $883 million were satisfied by securities owned and cash at broker.

4. Management Fees

Under the terms of the Trading Advisory Agreement, the Company pays A.R.T. Advisors a management fee (the "Management Fee") for each month in which A.R.T. Advisors provides Trading Advisory Services. The Management Fee is payable monthly in arrears and is calculated as of the last day of each month at a rate of 1/12 of 1% of the Company's average adjusted monthly net asset value. The Management Fee will be paid out of the assets of the Company for the activities which A.R.T. Advisors conducts through the Company. A.R.T. Advisors may, at its sole discretion, waive, in whole or in part, the Management Fee for certain investors. The Company incurred Management Fees of which approximately $1.2 million are payable and are included as management fees payable in the Statement of Financial Condition at December 31, 2012.

A partner of Caxton is also an officer and a director of the Company. A.R.T. Advisors or an affiliate thereof receives management fees and performance allocations from either A.R.T. Holdings or the beneficial owners thereof in connection with the activities of A.R.T. Holdings, including activities conducted through the Company. CAM is a member of A.R.T. Advisors and receives a portion of such management fees.

5. Shareholder's Equity

The Company's capital structure consists of three classes of common stock: Class A, Class B and Class C. Each class has identical voting rights and share economics equally. The Company is authorized to issue 75,000 Class A shares, 52,500 Class B shares and 22,500 Class C shares at $.10 par value. As of December 31, 2012, there were 3,706.20 Class A shares and 637.87 Class B shares outstanding. There were no Class C shares outstanding during the year ended December 31, 2012.

5. Shareholder's Equity (continued)

As of December 31, 2012, A.R.T. Holdings owned a 100% interest in the Company. The Company's net profits and net losses attributable to Class A and Class B shares are allocated pro rata to the outstanding shares of the applicable class.

6. Risk Management

Risk is an inherent part of the Company's activities. The significant risks the Company faces are market, credit, liquidity, and operational risks, among other risks. While these risks can not be eliminated, the Company seeks to mitigate these risks through a range of monitoring and analytical techniques.

Market risk is the risk that a change in the level of one or more market factors such as market price, rates, indices, volatilities, and correlations will result in losses for a position or portfolio. The Company incurs market exposure through its trading and hedging activities throughout its portfolio. The Company's portfolio of positions and investments are monitored to assist in maintaining appropriate levels of risk and volatility.

Credit risk includes the risk that a counterparty, broker or an issuer of securities or other financial instruments will be unable to meet its contractual obligations and fail to deliver, pay for or execute a trade. The Company's credit exposure is largely limited to professional counterparties in the financial sector and organized exchanges or clearinghouses. Credit risk will also be incurred when the Company enters into collateralized financing transactions. The Company routinely monitors its exposure to its counterparties and considers changing broker relationships, terminating or closing trades or otherwise limiting exposure as deemed necessary.

Liquidity risk relates to the ability to raise capital or liquidate an asset or repurchase a security sold short in a timely manner at a reasonable price. A.R.T. Advisors seeks to manage liquidity risk by investing primarily in marketable securities and monitoring the Company's positions against the reported trading volume of such securities.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from disruptions caused by external events. Caxton, A.R.T. Advisors and the Administrator maintain controls that include systems and procedures to record and reconcile transactions and positions.

7. Net Capital Requirement

As a registered broker-dealer which trades for its own account, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC which requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness vary from day to day, but as of December 31, 2012, the Company had net capital of approximately $802.1 million which exceeded requirements by approximately $801.6 million, and a ratio of aggregate indebtedness to net capital of 0.01 to 1. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

The Company does not affect transactions for anyone defined as a customer under SEC Rule 15c3-3.

The Company's clearing broker holds the assets of the Company in accordance with Proprietary Account of Introducing Brokers/Dealers rules.

8. Subsequent Events

Subsequent events have been evaluated up to February 27, 2013, which is the date the financial statements were available to be issued.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Suite 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

SEC
Mail Processing
Section
JUL 01 2013
Washington DC
401

June 19, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read the Notification (pursuant to SEC Rule 17a-5(f)(4)) dated June 19, 2013 of Mann Mann Jensen Partners LP and are in agreement with the statements contained in paragraph 2. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

BAKER TILLY VIRCHOW KRAUSE, LLP
(formerly Holtz Rubenstein Reminick LLP)

Baker Tilly Virchow Krause LLP

CAXTON ALTERNATIVE MANAGEMENT LP

June 27, 2013

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
JUN 26 2013
Washington DC
401

Dear Sir/Madam:

In connection with the December 31, 2012, audit of the accounts of GDK, Inc., we enclose two copies of each of the following revised reports: (Which revise the reports for the same period included with my letter dated February 28, 2013.)

1. FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2012
with
REPORT AND SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Confidential)

2. STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
with
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

3. REPORT OF INDEPENDENT AUDITORS
IN APPLYING AGREED UPON PROCEDURES

Please note that as designated on their covers, the FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION in Item 1 above, are being filed on the confidential treatment basis provided for in amended Rule 17a-5 (e)(3) of the Securities and Exchange Act of 1934.

Please sign, time stamp, and return the attached copy of this letter to us in the enclosed self-addressed stamped envelope to acknowledge receipt of the noted reports.

Yours very truly,

by: ______________

Phil Barno
Controller
Caxton Alternative Management LP

Enclosures
cc: John Fulvio GDK, Inc.